UNITED STATES
SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

02052879

FORM 6-K
Report Of Foreign Issuer

Pursuant rules 13a-16 and 15d-16
Under the securities exchange act of 1934

For the year ended
28th February, 2002

CalciTech Ltd (formerly Kemgas Ltd)
(Translation of registrant's name into English)

RECEIVED AUG 26 2002 SEC MAIL PROCESSING WASH. D.C. SECTION 180

13, chemin du Levant
01210 Ferney Voltaire, France
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form-20-F ☒ Form -40-F ☐

PROCESSED
AUG 28 2002
THOMSON
FINANCIAL

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒ No ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CalciTech Led (formerly Kemgas Ltd)
(Registrant)

Date: 17th July 2002

By: ____________________
R. A. Leopard
Chief Executive Officer & President

CALCITECH LTD.

REPORT FOR THE YEAR ENDED FEBRUARY 28th , 2002

SCHEDULE A: FINANCIAL INFORMATION

(see audited financial statements attached)

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. *Analysis of expenses and deferred costs:*
General and administrative expenses (Note 15) and deferred development costs (Note 6) are referred to in the audited financial statements.

2. *Related party transactions:*
Related party transactions are referred to in Note 13 in the audited financial statements.

3. *Summary of securities issued and options granted during the period:*
a) Securities – please refer to Note 9 in the audited financial statements.
b) Options – please refer to Note 9 in the audited financial statements.

The Company issued no common shares under employee's or director's incentive stock options.

4. *Summary of securities at the end of the reporting period:*
a) Authorised share capital – 120,000,000 common shares with a par value of CAD 0.001 per share (see page 5).
b) Shares issued and outstanding – please refer to Notes 9 and 15 in the audited financial statements.
c) Options, warrants and convertible securities – please refer to Notes 9 and 15 in the audited financial statements.
d) Shares subject to escrow or pooling:
Escrow shares: 191,250
Pooled shares: NIL

5. *Directors and officers as at the date of signing and filing of the report:*

Roger A. Leopard
John M. Smith
Mark Tompkins
Howard Browning
Georgina Sousa

SCHEDULE C: MANAGEMENT DISCUSSION

(see Letter to shareholders)

CalciTech

6th August 2002

Dear Shareholder,

I have pleasure enclosing herewith a copy of the Company's audited Consolidated Report and Financial Statements for the year ended 28th February 2002. Amounts referred to below are in thousands of US dollars.

The accounts for the year show a net loss of $ 1,809 as compared with $2,455 for the same period to 28th February 2001.

Research and development costs expensed have decreased to $ 88 as compared with $ 1,640 for the previous year. This is largely due to the Company's policy to capitalize the majority of its development expenditure during the year. As a result of the significant advances made on your Company's patented PCC process, we have been able to demonstrate the commercial value of this process. Further details are given below. General and administrative expenses increased from $ 543 to $ 897. Whilst the majority of these expenses remained at or below last years levels, legal and consulting expenses increased due to increased professional advice required in the settling of a long standing legal dispute, the raising of $ 2,500 capital during period, and our on-going development of potential new projects around the world. Interest expense was also reduced, from $ 263 to $ 142, as a result of the conversion of $ 500 of the credit facility by Epsom Investment Services N.V. in February 2001 and the additional capital raised during the year.

Overall the "burn rate" for the year shows a significant decrease in line with managements stated objectives and expectations. Expenses would have been even lower had it not been necessary to settle the outstanding dispute with a former customer. Settlement was reached with Messer Griesheim GmbH and its subsidiary company, Messer Griesheim de Mexico, S.A. de C.V. ("Messer") over a dispute concerning Messer's claim arising out of the agreement to design, supply and construct, on a turnkey basis, an acetylene generating plant with cylinder filling and all requisite building and ancillary equipment. Settlement in the sum of $601 has been effected, by your Company, by making installment payments of $201 at execution of the settlement, $200 on 31st October 2001, $100 on 31st March 2002 and $100 on 31st October 2002. This settlement has been made possible by the Company's financiers, Epsom Investment Services N.V., providing their guarantee to the first two installments amounting to $401. Payment of the first two installments resulted in a full cessation of claims by Messer. Whilst accepting no responsibility for this claim, your Company reached this agreement to avoid long and expensive arbitration proceedings, which would have jeopardized future funding arrangements.

CalciTech Group Services SARL, a subsidiary of the Company operating in France, received in September 2001, a preliminary notice of reassessment from the French tax authorities, for and amount of €357 ($325). The alleged infringement relates to the legal documentation of the dissolution of Kemgas Corporation, a former subsidiary of the Company, on 1st December 1999, which the French tax authorities deemed insufficient to substantiate the transfer of a debt from Kemgas Corporation to the Company. To conform with current US accounting policy, a full provision has been made in the financial statements. However, based on expert legal advice, management consider the risk of this claim succeeding to be low.

CalciTech Ltd
Mailing address: c/o CalciTech Group Services SARL
B.P. 31, 13 Chemin du Levant, 01211 Ferney-Voltaire, France
Tel: (33) 450 42 80 95 Fax: (33) 450 40 59 61
Web-site:http//www.calcitech.com
Email : info@calcitech.com

During the year the pilot plant was transferred from CalciTech Odda in Norway to your Company's new wholly-owned subsidiary, CalciTech Deutschland GmbH based in Leuna, Germany. At the site a suitable building was leased on the high security Leuna site where the first commercial plant is planned to be built. A well equipped laboratory facility has also been installed adjacent to the plant. On 8th July 2002, your Company announced that it had successfully commissioned and fine tuned the Precipitated Calcium Carbonate ("PCC") small scale production plant at Leuna. Confirmation and fine-tuning of the key operational parameters of this plant was necessary as the result of the large scale-up from the pilot plant. This plant is capable of meeting all bulk sample production requirements generally required for paper trials. The plant up-cycles carbide lime from the nearby Hochhalde Deposit at Schkopau using on-site CO_2.

This breakthrough enables your Company to start its market testing program. This program will be headed up by Francois Roux who joined the ranks of the Company on 1st Janaury 2002 as technical paper services manager. Until joining the Company, Francois was the global service technical manager with Huber Engineered Minerals and worked closely with the world's largest paper groups.

During the year under review, as part of the on-going re-organisation of your Company, and following shareholder approval at the Annual General Meeting held on 22nd September 1999, the Company's authorised shares capital was increased to 120,000,000 ordinary shares with a par value of CDN$ 0.001. This was effected on 23rd September 2001. With effect from 15th May 2002, your Company's shares are now also listed on the Third Segment of the Frankfurt Stock Exchange under the symbol "XCH".

The Company also announced during the year that it had received the International Preliminary report from the European Patent Office ("EPO") in Munich on the PCT Patent Application No. PCT/EP99/09567 "Lime Treatment". The EPO examiner concluded that the amended claims all define subject matter that is novel and inventive having regard to the cited prior art and that the citations and explanations also support the industrial applicability of the lime treatment process and the production of PCC from impure lime sources. This has allowed the Company to file the European Patent Application and enter into the "National Phase" of applications.

Also during the year under review, your Company reported in October 2001, that the EPO had granted European Patent No. 0912338 in favour of the Company. This patent, "Production of Powders", covers the unique technology of a powder precipitation reaction in a segmented flow tubular reactor, the so called Bubbletube™. Different powders, with extremely uniform particle size distribution, can be produced by the Bubbletube™ apparatus.

Epsom Investment Services N.V., which has provided a credit facility to the Company for a number of years, continued to support your Company during the year. Under the terms of the working capital convertible credit facility, Epsom converted $ 450 of its loan into CalciTech common stock during February 2002 and confirmed that the investors have a long term interest in the company.

During the same month we announced a private placement of mixed securities to raise $2,000 by way of 7.5% convertible debentures, with the same terms and conditions as previous issues, and by the issue of common stock at a discount of 10% to the market average price, with the issue for each share taken down of a twelve month warrant for one additional share at a price of 20% to the strike price. The placing which was completed in April 2002 consisted of 4,933,091 common shares, priced at CDN$0.55 with a twelve month warrant to purchase an additional common share for each share taken down at CDN$0.66, and $300 7.5% convertible debentures. Thus providing the necessary capital for our project development.

We continue to expand our project potential while developing the first full scale commercial plant.

Yours faithfully,

R.A. Leopard
President & CEO

CALCITECH LTD.
(FORMERLY KEMGAS LTD.)

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Accountants
CalciTech Limited (formerly Kemgas Limited)

To the shareholders and board of directors of CalciTech Limited (formerly Kemgas Limited)

We have audited the accompanying consolidated balance sheets of CalciTech Limited (formerly Kemgas Limited) (a company in the development stage) as of February 28, 2002 and February 28, 2001, and the related consolidated statements of operations, shareholders' deficiency, and cash flows for the three years in the period ended February 28, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with International Standards on Auditing, and with auditing standards generally accepted in the United States of America, which are substantially the same as those followed in Canada. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CalciTech Limited (formerly Kemgas Limited) (a development stage company) as of February 28, 2002 and February 28, 2001, and the consolidated results of its operations and its cash flows for the three years in the period ended February 28, 2002 in accordance with International Accounting Standards.

International Accounting Standards vary in certain respects from accounting principles generally accepted in the United States and in Canada. The application of United States generally accepted accounting principles and Canadian generally accepted accounting principles would have affected the determination of net loss and shareholders' deficiency for the financial years ended February 28, 2002, February 28, 2001 and February 29, 2000 to the extent summarized in Note 15 to the consolidated financial statements.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2.1 to the financial statements, the Company has incurred losses and negative cash flows from operations for the years ended February 28, 2002, February 28, 2001 and February 29, 2000. These matters raise doubt about its ability to continue as a going concern. Management plans in regard to these matters are also described in Note 2.1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

PricewaterhouseCoopers

PricewaterhouseCoopers

Paris, France
August 6, 2002

Comments by Auditor for Canadian Readers on Canadian-International Standards on Auditing Reporting Differences

Canadian reporting standards for auditors do not permit a reference to conditions and events that cast a substantial doubt on a company's ability to continue as a going concern, such as those described in the above paragraph, when these are adequately disclosed in the financial statements. Under Canadian reporting standards for auditors, the going concern paragraph would be excluded from this report.

CALCITECH LIMITED
(a company in the development stage)
CONSOLIDATED BALANCE SHEETS
February 28, 2002 and February 28, 2001
(amounts in thousands of US dollars)

	Notes		2002		2001
ASSETS					
Current assets					
Cash and cash equivalents	2.6	$	11	$	196
Receivables			14		8
Prepaid expenses and other current assets			73		12
Total current assets			**98**		**216**
Non-current assets					
Property, plant and equipment, net	4		397		40
Patents, net	2.8 and 5		67		-
Deferred development costs, net	6		658		327
Total non-current assets			**1,122**		**367**
TOTAL ASSETS		$	**1,220**	$	**583**

CALCITECH LIMITED
(a company in the development stage)
CONSOLIDATED BALANCE SHEET
February 28, 2002 and February 28, 2001
(amounts in thousands of US dollars, except per share data)

	Notes		2002		2001
LIABILITIES AND SHAREHOLDERS' DEFICIENCY					
Current liabilities					
Accounts payable and accrued liabilities		$	1,145	$	579
Total current liabilities			**1,145**		**579**
Provisions	12		325		200
Credit facility	7		2,043		2,370
Total liabilities			**3,513**		**3,149**
Minority interest	10		-		51
Shareholders' deficiency	9				
Common stock, Cdn $ 0.001 par value; 120,000,000 shares authorized in 2002, 50,000,000 in 2001; issued and outstanding: 43,724,179 shares in 2002 and 2001			1,778		1,778
Share premium			26,039		26,164
Convertible debentures			3,948		1,448
Deficit accumulated during development stage			(34,088)		(32,033)
Cumulative foreign currency translation adjustments			30		26
Total shareholders' deficiency			**(2,293)**		**(2,617)**
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIENCY		$	**1,220**	$	**583**

CALCITECH LIMITED
(a company in the development stage)
CONSOLIDATED STATEMENT OF OPERATIONS
February 28, 2002, February 28, 2001 and February 29 2000
(amounts in thousands of US dollars, except per share data)

	Notes	2002	2001	2000	Cumulative totals since inception
Revenues		$ -	$ -	$ -	$ 2,728
Cost of revenues		-	-	-	(1,996)
Gross margin		-	-	-	**732**
Research and development expenses		$ 88	$ 1,640	$ 1,745	$ 7,702
General and administrative expenses		897	543	931	12,488
Settlement of legal dispute	12	400	-	-	400
Write-down of goodwill	3	-	-	-	10,649
Other expenses		-	-	-	184
Operating loss		**(1,385)**	**(2,183)**	**(2,676)**	**(30,691)**
Interest expense, net		(142)	(263)	(598)	(2,828)
Loss before income taxes and minority interest		**(1,527)**	**(2,446)**	**(3,274)**	**(33,519)**
Provision for income taxes	12	(333)	(9)	(12)	(374)
Loss from ordinary activities		**(1,860)**	**(2,455)**	**(3,286)**	**(33,893)**
Minority interest	10	51	-	-	51
Net loss		**$ (1,809)**	**$ (2,455)**	**$ (3,286)**	**$ (33,842)**
Net loss per share:					
Basic		$ (0.041)	$ (0.062)	$ (0.106)	
Diluted		$ (0.041)	$ (0.062)	$ (0.106)	
Shares used in net loss per share calculation:					
Basic		43,724,179	39,890,846	30,933,290	
Diluted		43,724,179	39,890,846	30,933,290	

The accompanying notes are integral part of the consolidated financial statements

CALCITECH LIMITED
(a company in the development stage)
CONSOLIDATED STATEMENT OF SHAREHOLDERS' DEFICIENCY
February 28, 2002, February 28, 2001 and February 29, 2000
(amounts in thousands of US dollars)

	Note	Common stock		Share premium	Convertible debentures	Deficit accumulated during development stage	Cumulative currency translation adjustments	Total consolidated shareholders' deficiency
		Shares	Amounts					
Balances, February 28, 1999		29,917,386 $	1,768 $	16,631 $	8,148 $	(26,292) $	(23) $	232
Net loss		-	-	-	-	(3,286)	-	(3,286)
Issuance of common stock upon conversion of credit facility	3	2,429,150	2	598	-	-	-	600
Interest on convertible debentures		-	-	-	403		-	403
Conversion of convertible debentures, net of finders fee	3	7,202,643	5	7,093	(7,206)	-	-	(108)
Conversion of options	3	175,000	-	-	-	-	-	-
Value assigned to the conversion feature	3	-	-	1,345	(1,345)	-	-	-
Foreign currency translation adjustments		-	-	-	-	-	202	202
Balances, February 29, 2000		39,724,179 $	1,775 $	25,667 $	- $	(29,578) $	179 $	(1,957)
Net loss		-	-	-	-	(2,455)	-	(2,455)
Issuance of common stock upon conversion of credit facility	9.2	4,000,000	3	497	-	-	-	500
Convertible debentures, net of finders fee	9.1	-	-	-	1,448	-	-	1,448
Foreign currency translation adjustments		-	-	-	-	-	(153)	(153)
Balances, February 28, 2001		43,724,179 $	1,778 $	26,164	1,448 $	(32,033) $	26 $	(2,617)
Net loss		-	-	-	-	(1,809)	-	(1,809)
Issuance of convertible debentures, net of finders fee	9.1	-	-	(125)	2,500	-	-	2,375
Interest on convertible debentures	2.15	-	-	-	-	(246)	-	(246)
Foreign currency translation adjustments		-	-	-	-	-	4	4
Balances, February 28, 2002		43,724,179 $	1,778 $	26,039 $	3,948 $	(34,088)	30 $	(2,293)

The accompanying notes are integral part of the consolidated financial statements

CALCITECH LIMITED
(a company in the development stage)
CONSOLIDATED STATEMENT OF CASH FLOWS
February 28, 2002, February 28, 2001 and February 29, 2000
(amounts in thousands of US dollars)

	2002	2001	2000	Cumulative totals since inception
Cash flows from operating activities				
Loss before income taxes and minority interest	$ (1,527)	$ (2,446)	$ (3,274)	$ (33,519)
Non cash items				
Depreciation and amortization	85	1,636	982	7,209
Write-down of property, plant and equipment	-	-	-	2,033
Write-down of inventory	-	-	-	459
Write-down of goodwill	-	-	-	10,649
Interest expense	142	263	598	2,828
Equity in earnings of affiliates	-	-	-	86
Operating loss before working capital changes	(1,300)	(547)	(1,694)	(10,255)
Changes in working capital :				
Decrease /(increase) in accounts receivable	(6)	1	(3)	205
Decrease /(increase) in other current assets	(61)	(1)	8	(32)
Increase/(decrease) in accounts payable and accrued expenses, and provisions used	123	125	(65)	528
Cash used in operations	(1,244)	(422)	(1,754)	(9,554)
Interest paid to financial institutions	-	(5)	(1)	(427)
Income taxes paid	(8)	(9)	(12)	(49)
Net cash used in operating activities	**(1,252)**	**(436)**	**(1,767)**	**(10,030)**
Cash flows from investing activities				
Acquisition of property, plant and equipment	(441)	(1)	-	(1,282)
Capitalization of development costs	(413)	(409)	-	(2,791)
Purchase of KCI net of cash acquired	-	-	-	537
Net cash used in investing activities	**(854)**	**(410)**	**-**	**(3,536)**
Cash flows from financing activities				
Payment of bank loans	-	(7)	(12)	(670)
Proceeds from issuance of common stock	-	-	-	5,912
Proceeds from issuance of convertible debentures	2,500	441	-	2,941
Proceeds from credit facility	2,316	1,080	1,684	7,950
Payment of credit facility	(2,643)	(324)	-	(2,967)
Finders fee	(125)	(52)	(108)	(285)
Increase in bank overdraft	-	-	-	437
Non-controlling investment in Odda	-	51	-	51
Interest paid on convertible debentures	(131)	-	-	(131)
Net cash provided by financing activities	**1,917**	**1,189**	**1,564**	**13,238**
Effect of exchange rate changes on cash	4	(153)	202	339
Net increase / (decrease) in cash and cash equivalents	(185)	190	(1)	11
Cash and cash equivalents, beginning of year	196	6	7	196
Cash and cash equivalents, end of year	$ **11**	$ **196**	$ **6**	$ **207** $

The accompanying notes are integral part of the consolidated financial statements

(amounts in thousands of US dollars, except per share data)

1. BUSINESS OF THE COMPANY

CalciTech Limited (formerly Kemgas Ltd.) (the "Company") is incorporated in the jurisdiction of Bermuda. Starting from the production of acetylene from which revenues were generated until 1997, the Company changed its business model to concentrate on the production of precipitated calcium carbonate (PCC). The production of acetylene gas from calcium carbide generates significant quantities of carbide lime. CalciTech decided to develop a process for producing a low cost PCC from waste lime. PCC is a white pigment which can only be produced from pure, white limestone deposits and is currently used in a wide range of applications, including paper filling and high value pharmaceutical and food additives.

Revenue from the principal activity has not yet started.

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1 Going concern

The financial statements have been prepared assuming the Company will continue as a going concern. Under the going concern assumption, an entity is ordinarily viewed as continuing in business for the foreseeable future with neither the intention nor the necessity of liquidation, ceasing trading or seeking protection from creditors pursuant to laws or regulations. In assessing whether the going concern assumption is appropriate, management takes into account all available information for the foreseeable future, in particular for the twelve months from the balance sheet date.

The Company is in the development stage and has therefore incurred cumulative losses of $33,763 through February 28, 2002 and current liabilities exceed current assets by $1,047. Accordingly, there is significant doubt about the Company's ability to continue as a going concern. The ability to continue as a going concern is dependent upon securing borrowing and raising further capital until such time as the Company is generating adequate revenue as to be self-supporting.

The credit facility agreement with Epsom Investment Services N.V. to provide up to $5 million (see Note 7) has been further extended to March 5, 2003. As at February 28, 2002, $2,043 of this facility had been drawn down. Further, Epsom agreed to convert part of this facility into equity for $450 in February 2002.

Also during February 2002, the Company announced a private placement of mixed securities to raise $2,000 (see Note 9.3). This placement was successfully closed on April 12, 2002.

Management is currently pursuing mezzanine financing to further fund the development of its products and markets and to carry out its business plan.

Assets and liabilities are recorded on the basis that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. Accordingly, the financial statements do not include any adjustments to the carrying values of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

2.2 Basis of presentation

The consolidated financial statements are prepared and presented in accordance with International Accounting Standards which comply with US generally accepted accounting principles with the exception of capitalized development costs and classification of convertible debentures, as described in Note 15.

International Accounting Standards comply in all material respects with accounting principles generally accepted in Canada with the exception of the estimate made in accounting for convertible debt, as described in Note 15.

2.3 Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances and transactions have been eliminated.

2.4 Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.5 Foreign currency translation

The reporting currency of the Company is the US dollar (USD), which is also the measurement currency of the parent company. The parent company elected the US dollar as its measurement currency rather than the Bermudan dollar (BMD), which is the currency of its country of domicile, to reflect the fact that the majority of its financing, consulting and labor costs are denominated in US dollars.

The measurement currency of the Company's operating foreign subsidiaries is their local currency, generally the Euro. Assets and liabilities of the Company's foreign subsidiaries are translated into US dollars using the exchange rate in effect at the balance sheet date. Additionally, their expenses are translated using exchange rates approximating average rates prevailing during the year. Translation adjustments that arise from translating their financial statements from their local currencies to US dollars are accumulated and reflected as a separate component of shareholders' equity.

Gains and losses that arise from the effect of exchange rate changes on balances denominated in currencies other than the measurement currency of each of the Company and its subsidiaries are included in the statements of operations as incurred.

2.6 Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Cash received subject to the approval of regulatory bodies (see Note 9) is recorded when no restrictions exist on its use.

2.7 Property, plant and equipment

Property, plant and equipment are stated at cost and are depreciated on a straight-line basis over their estimated useful lives set out below:

Leasehold improvements	10 years
Plant and equipment	10 years
Office furniture and equipment	5 to 10 years

Maintenance and repairs are charged to expense when incurred.

2.8 Patents

Expenditure on acquired patents is capitalized and amortized over their useful lives. Legal expenditure for the protection of technology developed by the Company is recognized as an expense as incurred below, except when additional future economic benefits can be attributed to such protection at closing date.

2.9 Goodwill

Under the purchase method of accounting, the excess of the purchase price of the business acquired over the fair value of tangible and intangible assets at the date of acquisition has been assigned to goodwill. Such amounts are amortized over a maximum of 15 years on a straight-line basis. The carrying value of goodwill is reviewed on an annual basis relying on a number of factors including business plans and economic projections using an undiscounted cash-flow method. Provision is made for any impairment identified, using the discounted cash-flow method.

2.10 Research and development

Research and development costs are expensed as incurred, except for development costs which are deferred as intangible assets when the Company can demonstrate all of the following:

- the technical feasibility of completing the intangible asset so that it will be available for use or sale;
- its intention and ability to use or sell the intangible asset;
- the existence of a market for the output of the intangible asset or the intangible asset itself;
- the availability of adequate technical resources to complete the development;

- the availability of adequate financial and other resources to complete the development and to use or sell the intangible asset, subject to the ability of the Company to continue as a going concern, as described in Note 2.1;
- its ability to measure the expenditure attributable to the intangible asset during its development reliably.

Deferred development costs are originally recorded at cost, which includes:

- expenditure on materials and services used or consumed in generating the intangible asset;
- the salaries, wages and other employment related costs of personnel directly engaged in generating the asset, and
- any expenditure that is directly attributable to generating the asset, such as the amortization of patents used to generate the asset.

These costs are amortized on a straight-line basis over the period of expected future benefit. The period of amortization normally does not exceed 5 years starting when the asset is available for use.

2.11 Net loss per common share

Basic net loss per share is computed by dividing net loss by the weighted average number of shares outstanding.

For the purpose of calculating diluted earnings per share, the net profit attributable to ordinary shareholders and the weighted average number of shares outstanding is adjusted for the effects of all dilutive potential ordinary shares. The effects of anti-dilutive potential ordinary shares are ignored in calculating diluted earnings per share. Potential ordinary shares are anti-dilutive when their conversion to ordinary shares would decrease loss per share from continuing operations.

2.12 Fair value of financial instruments

Carrying amounts of certain of the Company's financial instruments including cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to their short maturities, based on borrowing rates currently available to the Company.

2.13 Deferred taxation

Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to amounts expected to be realized.

Deferred tax assets are recognized only to the extent that future taxable profit will be available such that realization of the related tax benefit is more likely than not.

(amounts in thousands of US dollars, except per share data)

2.14 Stock options

Stock options are accounted for using the intrinsic value method whereby no value is assigned to options at the date of grant since the exercise price is equivalent to the market price at that date.

2.15 Convertible debt accounting

Being in the development stage, the Company considers that evidence received from selected third party with whom it trades does not provide sufficiently reliable measure of the fair value of the liability and equity elements contained in the compound instruments issued to date.

Accordingly compound financial instruments are entirely classified in liabilities when there is a contractual obligation:

- to deliver cash or another financial asset to another enterprise; or
- to exchange financial instruments with another enterprise under conditions that are potentially unfavourable.

Instruments which do not meet any of these conditions are entirely classified in equity.

Interest, dividends, losses and gains relating to a financial instrument classified as a liability are reported in the income statement as interest expense, net. Distributions to holders of a financial instrument classified as an equity instrument are debited directly to equity.

3. ACQUISITION

On February 29, 1996, the Company acquired the remaining 50.1% of Kemgas Corporation Inc. and its subsidiaries (KCI) not already owned by the Company exchanging for each share of KCI:

- one common share of the Company; and
- $1.00 in the form of 7.5% convertible debentures.

The Company also undertook to take over the 1,050,000 outstanding stock options in KCI.

The acquisition was accounted for under the purchase method and accordingly, goodwill of $12,691 was recognized. Based on subsequent developments in strategy and operations, CalciTech determined that the goodwill relating to the acquisition of KCI had been impaired. As required by generally accepted accounting principles, this change in estimate which amounted to a charge of $10,649 was recorded in the year ended February 28, 1999.

Under an agreement dated February 25, 2000, Epsom Investment Services N.V., which represented 100% of the holders of the convertible debentures (amounting to $5,562 at that date) and acting in a non-discretionary role, agreed to convert the debentures plus accrued interest to February 18, 2000 (amounting to $1,640 at that date) into common shares of the Company on the basis of one share for each $1 of note. The remaining option holders also agreed to convert their 175,000 options into common shares of the Company on the basis of

(amounts in thousands of US dollars, except per share data)

one CalciTech Ltd. share for one KCI option. This resulted in the issue of 7,377,643 common shares.

4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following:

	2002	2001
Leasehold improvements	$ 17	$ 17
Building	81	-
Plant and equipment	52	52
Laboratory equipment	5	-
Office furniture and equipment	48	44
Small scale production plant	277	-
Total gross value	480	113
Less accumulated depreciation	(83)	(73)
Total property, plant and equipment, net	**$ 397**	**$ 40**

Depreciation expense totaled $12, $11 and $11 for the years ended February 28, 2001, February 29, 2000 and February 28, 1999, respectively.

5. PATENTS

Patents can be summarized as following:

	2002	2001
Net amount at beginning of the year	$ -	$ 1,193
Additions	71	-
Amortized during the year	(4)	(1,193)
Balance at the end of the year	67	-
Gross amount	3,244	3,173
Accumulated amortization	(3,177)	-
Balance at the end of the year	$ 67	$ -

The Company acquired via the combination with KCI (Note 3) rights to several patents in the field of Acetylene production, equipment for this production and PCC with expiry dates up to the year 2009.

Patents were initially amortized over a period of 13 years. During the year ended February 28, 1999, the estimated remaining useful life of the patents was revised to 3 years. This change was made in view of the fact that technological obsolescence arises at a faster rate than expiry of legal rights attached to the asset. As a result, those patents were fully amortized at February 28, 2001.

(amounts in thousands of US dollars, except per share data)

Amortization expense amounted to $4, $1,193, and $597 for the years ended February 28, 2002, February 28, 2001 and February 29, 2000, respectively.

6. DEFERRED DEVELOPMENT COSTS

Deferred development costs consist of costs incurred in designing and engineering both acetylene gas manufacturing equipment and PCC equipment.

Deferred development costs can be summarized as follows:

		2002		2001
Net amount at beginning of year	$	327	$	349
Deferred during the year		413		409
Amortized during the year		(82)		(431)
Balance at end of the year	$	**658**	$	**327**
Gross amount	$	2,791	$	2,378
Accumulated amortization		(2,133)		(2,051)
Balance at end of the year	$	**658**	$	**327**

Amortization expense amounted to $82, $431, and $374 for the years ended February 28, 2002, February 28, 2001 and February 29, 2000, respectively. Research and development expenses capitalized during the current year have not been amortized as yet because they relate to the small scale production plant which is still under construction in Germany. Amortization will commence when the plant is fully operating.

Deferred development costs, relating to the design and engineering of acetylene and PCC equipment can be further analyzed as in the following schedule:

		Acetylene		PCC		2002		2001
Balance at the beginning of the year	$	1,969	$	327	$	2,296	$	1,969
Engineering of the plants		-		157		157		-
Technical salaries		-		192		192		353
Travel		-		64		64		56
Current expenditure	$	-	$	**413**	$	**413**	$	**409**
Accumulated amortization		(1,969)		(82)		(2,051)		(2,051)
Balance at the end of the year	$	-	$	**658**	$	**658**	$	**327**

(amounts in thousands of US dollars, except per share data)

7. CREDIT FACILITY AGREEMENT

On February 28, 1998 the Company entered in a credit facility agreement of up to $2,330 with Epsom Investment Services N.V., which represented 100% of the lenders and acting in a non-discretionary role, bearing interest at 8% per annum and due year 2000.

In April 1999, the Company re-negotiated an extension of the existing credit facility agreement with Epsom Investment Services N.V. to provide up to $5 million for the purposes of funding the Company's PCC development program for a term to February 28, 2001. Interest rate per annum was reduced to 7 3/4% .

In February 2001, the Company re-negotiated a further extension of the existing credit facility agreement for a term to March 4, 2002 at an annual interest rate of 7 3/4%. A further extension has been negotiated extending the facility to March 5, 2003 with the same rate of interest.

The balance due on the credit facility agreement can be converted in part or in whole into shares of common stock at any time at the option of the holder. The conversion price is equal to 80% of the trading price per share of common stock on the date such note was made or additional advances were made. The facility is collateralized by the assets of the Company.

The carrying amount of the credit facility approximates its fair value.

8. COMMITMENT

The Company leases its principal management services office under an operating lease expiring in October 2004. Under the terms of the lease agreement, the Company has the option to extend the term of the lease for three years. At February 28, 2002, future minimum payments amounted to $7.

9. SHAREHOLDERS' DEFICIENCY

9.1. Convertible debentures

In February 2001, the Company entered into an agreement for the placement of 8% convertible debentures in the sum of $1,500 for a term to February 2003. Of this amount, $441 was paid in cash and $1,059 was exchanged for the credit facility. Interest is payable quarterly. Investors may after two years or on any prior dividend payments date up to maturity, convert into common shares at the greater of 75% of the average closing price for the ten trading days prior to the conversion or the market price per share at the time of closing. The investors shall also receive 20,000 warrants for every $100 invested, exercisable for a two year period at 125% of the closing average offer price for the previous ten trading days.

The Company may redeem the convertible debentures in whole or in part at any time up to two years. On the maturity date, the Company also has the right to convert any or all of the amounts of principal and any unpaid interest, into common stock. A finders fee of 5% and 1,000 common stock purchase warrants per $100 invested was paid.

(amounts in thousands of US dollars, except per share data)

In November 2001, the Company entered into a further agreement for the placement of 7.5% convertible debentures in the sum of $2,500 for a term to November 2003. The terms of the note are exactly the same as those on the notes issued in February 2001.

9.2 Conversion of credit facility

In February 2001, the Company entered into an agreement to convert part of the balance due on the credit facility agreement (amounting to $500) with Epsom Investment Services N.V. (Note 7) into common stock of the Company on the basis of one share for each US$0.125 of note. This resulted in the issue of 4,000,000 common shares.

9.3 Agreements with post balance sheet effect

In February 2002, Epsom Investment Services N.V. agreed to convert an additional $ 450 of the balance due on the credit facility agreement into common stock of the Company on the basis of one share for each $0.32 of note. This conversion will result in the issue of common stock of 1,424,050 common shares.

During February 2002, the Company announced a private placement of mixed securities to raise US$ 2,000 by way of 7.5% convertible debentures in the sum of $ 300, with the same terms and conditions as previous issues, and by the issue of common stock in the sum of $ 1,700 at a discount of 10% to the market average price, with the issue for each share taken down of a twelve month warrant for one additional share at a premium of 20% to the strike price. The placing, which was completed after the end of the financial year, subject to the approval of the Canadian Venture Exchange, consisted of 4,933,091 common shares, priced at CDN $0.55 with a twelve month warrant to purchase an additional common share for each share taken down at $0.66, and US$300 7.5% convertible debentures.

9.4 Stock option plan

Under the provision of the Canadian Venture Exchange (formerly Vancouver Stock Exchange), a total of 10% of issued shares may be granted to directors, officers and employees of the Company in the form of stock options. The options generally expire five years from the date of the grant.

(amounts in thousands of US dollars, except per share data)

Stock option activity was as follows:

	Number of Shares	Exercise price per share
Balance at February 28, 1999	2,185,000	Cdn $0.80 to 1.50
Options lapsed	(1,175,000)	Cdn $0.29 to 1.50
Options granted	500,000	Cdn $0.30
Balance at February 29, 2000	1,510,000	Cdn $0.29 to 0.30
Options lapsed	(350,000)	Cdn $0.29
Options granted	-	
Balance at February 28, 2001	**1,160,000**	**Cdn $0.29 to 0.30**
Options lapsed	-	
Options granted	-	
Balance at February 28, 2002	**1,160,000**	**Cdn $0.29 to 0.30**

All options that were outstanding as at December 8, 1999, originally priced at Cdn $0.80 to 1.50 have had their exercise price amended to Cdn $0.29.

The following table summarizes information with respect to stock options as of February 28, 2002:

Exercise price	**Number of options outstanding**	**Status**	**Number of options exercisable**	**Weighted average remaining contractual life (years)**
Cdn $0.30	500,000	Exercisable	500,000	0.25
Cdn $0.29	660,000	Exercisable	660,000	0.98
	1,160,000		**1,160,000**	

9.5 Other information

The Company is committed to issue 100,000 common shares for services in connection with the preparation and filing of a registration statement under the Securities Exchange Act (US) and listing on the National Associations of Securities Dealers Automated Quotation System (NASDAQ).

The Company has never paid or distributed dividends.

(amounts in thousands of US dollars, except per share data)

10. MINORITY INTEREST

During the year ended February 28, 2001, the Company contributed 51% of the share capital of CalciTech Odda A-S ("Odda") (a Norwegian company) through a wholly-owned subsidiary, CalciTech Holdings ApS (a Danish company, formed on October 31, 2000). Minority interest represents the interest in the company owned by a third party.

11. INCOME TAXES

Under the current Bermuda law, the Company is not required to pay any income taxes in Bermuda. The Company has received an undertaking from the Minister of Finance of Bermuda that in the event of any such taxes being imposed, the Company will be exempted from such taxation until March 28, 2016.

Loss before income taxes and minority interest consists of the following:

	2002	2001	2000
Bermuda	$ (1,166)	(2,235) $	(3,034)
Rest of world	(361)	(211)	(240)
Loss before income taxes and minority interest	**$ (1,527) $**	**(2,446) $**	**(3,274)**

There are no significant deferred taxes reflecting the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

There are no significant operating loss carry-forwards as of February 28, 2002.

12. PROVISIONS AND CONTINGENCIES

The Company had received a claim from one of its former customers. Based upon the information provided by this customer, the Company has offered and accrued $200 to settle the dispute. During October 2001, the Company reached settlement with its former customer. Settlement in a sum of $601 was affected by the Company by making installment payments of $201 at the execution of the settlement agreement, $200 on October 31, 2001, $100 on March 31, 2002, and $100 on October 31, 2002. Payment of the first two installments was effected during the financial year which resulted in a full cessation of claims from the former customer. Whilst reaching the settlement, the Company accepted no responsibility for the claims.

The Company is subject to legal proceeding, claims, and litigation arising in the ordinary course of business. The Company and its subsidiaries are occasionally challenged by local tax authorities. The Company records a provision for these tax risks based on its most available information on the tax claim in each tax jurisdiction. The Company's management does not

(amounts in thousands of US dollars, except per share data)

expect that the ultimate cost to resolve these matters will have a material adverse effect on the Company's consolidated financial position, results of operations, or cash flows.

13. RELATED PARTY TRANSACTIONS

The amount paid to shareholders, directors and officers of the Company and their related companies for consulting and other services totaled $196, $240 and $180 for the years ended February 28, 2002, February 28, 2001 and February 29, 2000, respectively.

14. FINANCIAL INFORMATION BY INDUSTRY SEGMENT AND GEOGRAPHIC AREA

The Company operates in one business segment. The following table presents information by geographical area:

	2002	2001	2000
Operating loss			
Bermuda	$ (1,029)	$ (1,972)	$ (2,436)
Rest of world	(341)	(211)	(240)
Total	**$ (1,370)**	**$ (2,183)**	**$ (2,676)**
Identifiable assets			
Bermuda	$ 673	$ 530	$ 1,557
Rest of world	647	53	62
Total	**$ 1,320**	**$ 583**	**$ 1,619**

15. DIFFERENCES BETWEEN INTERNATIONAL ACCOUNTING STANDARDS, US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company's consolidated financial statements are prepared in accordance with International Accounting Standards (IAS), which differ from generally accepted accounting principles in the United States (US GAAP) and generally accepted accounting principles in Canada (Canadian GAAP).

The principal differences between IAS and US GAAP are presented below together with explanations of certain adjustments that affect consolidated net income and total shareholders' equity:

(amounts in thousands of US dollars, except per share data)

		2002	2001	Cumulative total since inception
Net loss in accordance with IAS	$	(1 809) $	(2 455) $	(33 842)
Development costs capitalised, net		(412)	22	(739)
Small scale production plant		(277)	-	(277)
Interest on convertible debentures		(246)	-	(246)
Share options accounting		(214)	-	(214)
Net loss in accordance with US GAAP	**$**	**(2 958) $**	**(2 433) $**	**(35 318)**
Basic net loss per share under US GAAP	$	(0,068) $	(0,061) $	
Diluted net loss per share under US GAAP	$	(0,068) $	(0,061) $	

		2002	2001
Shareholders' deficiency in accordance with IAS	$	(2 293) $	(2 617) $
Development costs capitalised		(739)	(327)
Small scale production plant		(277)	-
Convertible debentures		(3 948)	(1 448)
Shareholders' deficiency in accordance with US GAAP	**$**	**(7 257) $**	**(4 392) $**

Under IAS, capitalized development costs represent costs which are required to be deferred and amortized over their expected useful lives. Under US GAAP, these costs must be charged to expense in the year incurred.

Under US GAAP, the small scale production plant is considered as development costs and accordingly, the related expenditures are charged to expense in the year incurred.

Under US GAAP, convertible debentures should not be included within shareholders' deficiency.

The Company's share option plan is treated as a compensatory plan under US GAAP. For the purpose of this reconciliation, the Company has adopted Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its share options which were granted to employees and non-employee directors elected by shareholders.

Under APB 25, compensation expense is recognized when exercise prices are below the fair market value of the underlying shares. The repricing of options on December 8, 1999 required the Company to follow variable plan accounting, under which compensation cost is remeasured each period. Due to the rise in market value, a compensation expense of USD 214 was recorded for the first time in the financial year ended February 28, 2002.

The Company is still in the development stage and under US GAAP falls under the provisions of FAS No. 7 "Accounting and reporting by development stage enterprises". Deficit accumulated during development stage totaled $34,795 and $32,360, for the years ended February 28, 2002 and February 28, 2001, respectively.

(amounts in thousands of US dollars, except per share data)

Under US GAAP, additional disclosures would include, but not necessary be limited to the following:

Consideration received for shares of stock, warrants, rights and other equity securities

	Number		Amount
As at February 28, 1987	8,167,825	$	10,560
Performance shares for patent rights	10,000,000		-
Issue of shares for cash	766,667		838
As at February 29, 1988	18,934,492		11,398
Issue of shares for cash	250,000		359
As at February 28, 1989 and 1990	19,184,492		11,757
Issue of shares for cash	1,000,000		602
As at February 28, 1991	20,184,492		12,359
Issue of shares for cash	600,000		394
Exercise of stock options	23,000		15
Issue of shares for debt	413,171		271
Reduction of paid up capital	-		(12,169)
As at February 29, 1992	21,220,663		870
Exercise of stock options	207,000		140
Exercise of warrants	70,000		56
Performance shares cancelled	(10,000,000)		-
As at February 28, 1993	11,497,663		1,066
Exercise of warrants	530,000		483
Exercise of stock options	11,000		18
Acquisition of Kemgas Corporation Inc.	5,187,495		109
As at February 28, 1994	17,226,158		1,676
Exercise of stock options	75,000		82
Exercise of stock options	75,000		-
As at February 28, 1995	17,376,158		1,758
Exercise of stock options	200,000		-
Acquisition of 50.1% Kemgas Corporation Inc.	5,187,505		4
As at February 29, 1996	22,763,663		1,762
Exercise of Kemgas Corporation Inc. stock options	375,000		-
As at February 28, 1997	23,138,663		1,762
Issue of shares on conversion of credit facility	3,800,000		4
As at February 28, 1998	26,938,663		1,766
Issue of shares on conversion of credit facility	2,978,723		2
As at February 28, 1999	29,917,386		1,768
Issue of shares for cash	2,429,150		2
Conversion of convertible debentures	7,202,643		5
Exercise of Kemgas Corporation Inc. stock options	175,000		-
As at February 29, 2000	39,724,179		1,775
Issue of shares on conversion of credit facility	4,000,000		3
As at February 28, 2002 and February 28, 2001	43,724,179	$	1,778

(amounts in thousands of US dollars, except per share data)

	Options Outstanding		Option price per share Cdn.
Balance, February 28, 1990	1,850,000	$	0.45
Options granted	490,000		0.90
Options cancelled	(1,925,000)		0.45 to 0.90
Balance, February 28, 1991	415,000		0.90
Options granted	100,000		0.90
Options granted	25,000		1.49
Options granted	20,000		1.50
Options exercised	(23,000)		0.90
Options cancelled	(40,000)		0.90
Balance, February 29, 1992	497,000		0.90 to 1.50
Options exercised	(207,000)		0.90 to 1.50
Options cancelled	(115,000)		0.90 to 1.50
Options granted	75,000		1.50
Balance, February 28, 1993	250,000		0.90 to 1.50
Options granted	131,000		2.25
Options exercised	(11,000)		2.25
Options cancelled	(100,000)		1.50
Balance, February 28, 1994	270,000		0.90 to 2.25
Options granted	200,000		2.28
Options exercised	(75,000)		1.50
Options exercised	(75,000)		0.90
Balance, February 28, 1995	320,000		2.25 to 2.28
Options exercised	(200,000)		2.28
Balance, February 29, 1996	120,000		2.25
Options lapsed	(10,000)		2.25
Options granted	750,000		2.45
Options granted	425,000		US$ 2.50
Balance, February 28, 1997	1,285,000		2.25 to 2.45 & 2.50
Options lapsed	(1,175,000)		2.45 & 2.50
Options granted	1,925,000		1.50
Balance, February 28, 1998	2,035,000		1.50 to 2,25
Options lapsed	(600,000)		1.50 to 2.25
Options granted	750,000		0.80 to 1.50
Balance, February 28, 1999	2,185,000		0.80 to 1.50
Options lapsed	(1,175,000)		0.29 to 1.50
Options granted	500,000		0.30
Balance, February 29, 2000	1,510,000		0.29 to 0.30
Options lapsed	(350,000)		0.29
Balance, February 28, 2002 and February 28, 2001	1,160,000		0.29 to 0.30

The Company has elected to adopt the disclosure provisions of Statement of Financial Accounting Standards No 123, "Accounting for Stock-Based Compensation", and continues to follow Accounting Principles Board Opinion No 25 and related interpretation in accounting for its employee stock options.

(amounts in thousands of US dollars, except per share data)

Had compensation cost for the plan been determined based on the fair value of the options using the minimum value method at the grant date for awards in the three year period ended February 28, 2002 consistent with the provisions of SFAS No 123, it would not result in a significant difference from the reported net loss for the three financial years in the period ended February 28, 2002. However, such difference may not be representative of future compensation cost because additional grants are made each year.

New accounting pronouncements under US GAAP

Commencing March 1, 2001, new standards have been effective for the Company under both IAS and US GAAP with respect to accounting policies of financial instruments: IAS 39 "Accounting for Financial Instruments " and SFAS No. 133 (SFAS 133) "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 137 and SFAS No. 138.

Adoption of these new standards did not have any effect on net loss and shareholders' deficiency under International Accounting Standards and US GAAP at March 1, 2001.

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 141, "Business Combinations", and Statement No. 142, "Goodwill and other Intangible Assets".

The adoption of SFAS 141 and SFAS 142 will have no effect on net loss and shareholders' deficiency under US GAAP at March 1, 2002.

(amounts in thousands of US dollars, except per share data)

A reconciliation between net loss and shareholders' deficiency in accordance with IAS and Canadian GAAP is presented below:

		2002	2001	2000	Cumulative total since inception
Net loss in accordance with IAS	$	(1,809) $	(2,455) $	(3,286) $	(33,842)
Interest expense, net		(2)	(100)	354	1,403
Net loss in accordance with Canadian GAAP	**$**	**(1,811) $**	**(2,555) $**	**(2,932) $**	**(32,439)**
Basic net loss per share under Canadian GAAP		(0.041)	(0.064)	(0.095)	
Diluted net loss per share under Canadian GAAP		(0.041)	(0.064)	(0.095)	

		2002	2001	2000
Shareholders' deficiency in accordance with IAS	$	(2,293) $	(2,617) $	(1,957)
Interest expense on convertible debt, net		(237)	(235)	(135)
Share premium		132	132	115
Holders' options outstanding on credit facility		55	57	114
Contributed surplus		51	47	1
Convertible debentures		(373)	(203)	-
Shareholders' deficiency in accordance with Canadian GAAP	**$**	**(2,665) $**	**(2,819) $**	**(1,862)**

The following extracts from the consolidated balance sheets and cash flow statements present information in accordance with Canadian GAAP.

EXTRACTS FROM CONSOLIDATED BALANCE SHEETS

		2002	2001	2000
Shareholders' deficiency				
Common stock, Cdn $0.001 par value; 120,000,000 shares authorized in 2002, 50,000,000 in 2001; issued and outstanding: 43,724,179 shares in 2002 and 2001		1,778	1,778	1,775
Share premium		26,171	26,296	25,782
Holders' options outstanding on credit facility		55	57	114
Contributed surplus		51	47	1
Convertible debentures		3,575	1,245	-
Deficit accumulated during development stage		(34,325)	(32,268)	(29,713)
Cumulative foreign currency translation adjustments		30	26	179
Total shareholders' deficiency	**$**	**(2,665) $**	**(2,819) $**	**(1,862)**

(amounts in thousands of US dollars, except per share data)

EXTRACTS FROM CONSOLIDATED STATEMENT OF CASH FLOWS

		2002	2001	2000	Cumulative total since inception
Cash flows from operating activities					
Loss before income taxes and minority interest	$	(1,529)	(2,546)	(2,920)	(32,116)
Non cash items :					
Depreciation and amortisation		85	1,636	982	7,209
Write down of property, plant and equipment		-	-	-	2,033
Write down of inventory		-	-	-	459
Write down of goodwill		-	-	-	10,649
Interest expense		-	363	244	1,281
Equity in earning of affiliates		-	-	-	86
Operating loss before working capital changes	**$**	**(1,444) $**	**(547) $**	**(1,694) $**	**(10,399)**

On issue of convertible debentures and credit facility, the fair value of the conversion option is determined. This amount is recognized and presented separately in shareholders' equity. The obligation to make future payments of principal and interest to the holder of the option is calculated using a deemed market interest rate for an equivalent non-convertible bond. The obligation to make future payments of interest is carried as a long-term liability until extinguished on conversion or maturity of the notes. When the Company has the option to convert the principal and, if applicable, the interest on these notes, the obligation to make future payments of principal to the holder is carried as equity.

The fair value of the liability component and the equity conversion component of the credit facility are determined on the issue of the note. The fair value of the liability component, included in current liabilities, is calculated using a deemed market interest rate for an equivalent non-convertible bond. The residual amount, representing the value of the equity conversion component, is included in shareholders' deficiency. The value ascribed to the issuer's option to convert is accreted to the maturity date with the interest amount charged to deficit. The value ascribed to the holder's option to convert is credited to common stock on conversion.

(amounts in thousands of US dollars, except per share data)

The credit facility is presented as follows:

	2002	2001	2000
Face value of note issued during the year	2,174	1,080	1,684
Less equity conversion component	(2)	(6)	(50)
	2,172	**1,074**	**1,634**
Interest expense	144	358	244
Conversion of note into common shares	-	(500)	(600)
Conversion of note into convertible debentures	(2,500)	(1,059)	-
Payments made during the year	(142)	(324)	-
	(326)	**(451)**	**1,278**
Liability component at the beginning of the year	**2,370**	**2,821**	**1,543**
Liability component at end of the year	**2,044**	**2,370**	**2,821**
Effective interest rate at year end	7.75%	11.75%	9.65%

Under Canadian GAAP, the convertible debentures would be disclosed as follows:

	2002	2001	2000
LIABILITIES			
Convertible debentures	373	203	-
SHAREHOLDERS' DEFECIENCY			
Convertible debentures	3,575	1,245	-

The effective interest rate assigned to the liability element is 12%. The value ascribed to the issuer's option is accreted at the rate of 12% with the accretion charged to shareholders' deficiency. Interest is debited directly to shareholders' deficiency.

(amounts in thousands of US dollars, except per share data)

Under Canadian GAAP, additional disclosures would be required as follows:

Analysis of research and development costs and general and administrative expenditure

	2002	2001	2000
Research and development			
Amortization research and development	82	431	374
Amortization patents	4	1,193	597
Consultancy	-	-	12
Pilot plant	-	-	296
Technical salaries	-	-	390
Travel	-	-	49
Patents	-	16	27
Legal fees	2	-	-
	$ 88	$ 1,640	$ 1,745
General and administrative			
Audit	63	33	20
Legal	197	53	92
Filing and annual charges	23	52	33
Board expenses	3	3	73
Insurance	22	19	7
Office	11	34	24
Rent and rates	39	26	35
Leasing	18	-	-
Salaries and benefits	175	126	257
Shareholder communication	53	58	9
Telephone	17	12	16
Travel	64	56	50
Bank charges	9	2	6
Consulting	175	-	-
Depreciation	15	12	11
General expenses	13	57	298
	$ 897	$ 543	$ 931

16. LIST OF PRINCIPAL CONSOLIDATED COMPANIES

Principal consolidated companies are as follows:

Name of company	Countries	Holding	Proportion held	Nature of business
Kemgas North America Inc.	USA	Ordinary shares	100%	Marketing (dormant)
CalciTech Group Services SARL	France	Ordinary shares	100%	Administration
CalciTech Holdings ApS	Denmark	Ordinary shares	100%	Holding company
CalciTech Odda A-S	Norway	Ordinary shares	51%	Production of PCC
CalciTech Deutschland GmbH	Germany	Ordinary shares	100%	Production of PCC

17. NUMBER OF EMPLOYEES (UNAUDITED)

Headcount was 9, 7 and 6 as of February 28, 2002 and 2001 and February 29, 2000, respectively.

CALCITECH LTD

Par-La-Ville Place, 14 Par-La Ville Road, Hamilton, Bermuda
PO Box HM 2257, Hamilton, HM JX, Bermuda

To the Shareholders of CalciTech Ltd.:

You are invited to attend the Annual Meeting of the Shareholders of CalciTech Ltd. to be held on 13 September 2002 at 10:00 a.m., at the offices of Consolidated Services Limited, 3rd Floor, Par la Ville Place, 14 Par la Ville Road, Hamilton, Bermuda.

The accompanying Notice of the Annual Meeting of the Stockholders and Proxy Statement contains the matters to be considered and acted upon, and you should read the material carefully.

The Proxy Statement contains important information concerning the election of the Board of Directors, and the appointment of PriceWaterhouseCoopers, Chartered Accountants as CalciTech's independent auditor for the fiscal year ending February 28, 2003 and a resolution empowering the directors to increase the authorised share capital of the Company.

Should you be unable to attend the meeting, it is important that your shares be represented particularly in light of the proposed share re-organisation. Accordingly, I urge you to mark, sign, date and return the enclosed proxy promptly. You may, of course, withdraw your proxy if you attend the meeting and choose to vote in person.

Yours faithfully,

Roger A. Leopard
President & C.E.O.

12 August 2002

CALCITECH LTD

Par-La-Ville Place, 14 Par-La Ville Road, Hamilton, Bermuda
PO Box HM 2257, Hamilton, HM JX, Bermuda

NOTICE OF THE ANNUAL MEETING OF SHAREHOLDERS
To Be Held On 13 September 2002

NOTICE IS HEREBY GIVEN that the Annual Meeting of the Shareholders of CalciTech Ltd. ("CalciTech"), a corporation formed under the laws of Bermuda, will be held on 13 September 2002 at 10:00 a.m., at the offices of Consolidated Services Limited, 3rd Floor, Par la Ville Place, 14 Par la Ville Road, Hamilton, Bermuda for the following purposes, all of which are more completely discussed in the accompanying Proxy Statement:

1. To elect the Directors of CalciTech to hold office until the next Annual Meeting of Shareholders or until their respective successors are elected and qualified;

2. To approve PriceWaterhouseCoopers, Chartered Accountants, to serve as CalciTech's independent auditor for the fiscal year ending 28 February 2003, and to approve the authority of the Board of Directors to approve the remuneration to be paid for the audit;

3. To approve the accounts for the fiscal year ended 28 February 2002,

4. To transact such other business as may properly come before the meeting or any adjournments thereof.

Only holders of Common Shares as of the close of business on 9 August 2002 are entitled to notice of and to vote at the Annual Meeting of the Shareholders.

By Order of the Board of Directors

Roger A. Leopard
President & C.E.O.

12 August 2002

YOU ARE CORDIALLY INVITED TO ATTEND CALCITECH'S ANNUAL MEETING OF SHAREHOLDERS. IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED REGARDLESS OF THE NUMBER YOU OWN. EVEN IF YOU PLAN TO BE PRESENT AT THE ANNUAL MEETING, YOU ARE URGED TO COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY PROMPTLY IN THE ENVELOPE PROVIDED. IF YOU ATTEND THIS MEETING, YOU MAY VOTE EITHER IN PERSON OR BY PROXY. ANY PROXY GIVEN MAY BE REVOKED BY YOU IN WRITING OR IN PERSON AT ANY TIME PRIOR TO THE EXERCISE THEREOF.

CALCITECH LTD

Par-La-Ville Place, 14 Par-La Ville Road, Hamilton, Bermuda
PO Box HM 2257, Hamilton, HM JX, Bermuda

PROXY STATEMENT

Information concerning the solicitation

This Proxy Statement is furnished to the shareholders of CalciTech Ltd. ("CalciTech") in connection with the solicitation of proxies on behalf of CalciTech's Board of Directors for use at CalciTech's Annual General Meeting of the Shareholders (the "Meeting") to be held on 13 September 2002, at the offices of Consolidated Services Limited, 3rd Floor, Par la Ville Place, 14 Par la Ville Road, Hamilton, Bermuda, and at any and all adjournments thereof. Only holders of record on 9 August 2002 will be entitled to notice of and to vote at the Meeting.

The proxy solicited hereby, if properly signed and returned to CalciTech and not revoked prior to its use, will be voted at the Meeting in accordance with the instructions contained therein. If no contrary instructions are given each proxy received will be voted "FOR" the nominees for the Board of Directors and "FOR" the approval of proposals two, three, four and five and at the proxy holders' discretion, on any other matters, if any, which may come before the Meeting (including any proposal to adjourn the Meeting).

The persons named in the accompanying form of Proxy are Directors of CalciTech.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO ATTEND AND TO ACT FOR HIM ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSON NAMED IN THE ENCLOSED INSTRUMENT OF PROXY. TO EXERCISE THIS RIGHT A MEMBER SHALL STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE INSTRUMENT OF PROXY AND INSERT THE NAME OF HIS NOMINEE IN THE BLANK SPACE PROVIDED, OR COMPLETE ANOTHER INSTRUMENT OF PROXY. THE COMPLETED PROXY SHALL BE DEPOSITED WITH MONTREAL TRUST COMPANY, 510 BURRARD ST, VANCOUVER, B.C., V6C 3B9, ATTENTION: STOCK & BOND TRANSFER DEPT., BEFORE THE TIME OF THE MEETING OR ADJOURNMENT THEREOF.

Any shareholders giving a proxy has the power to revoke it at any time before it is exercised by (i) filing with CalciTech written notice of its revocation addressed to the Secretary, CALCITECH LTD, Par-La-Ville Place, 14 Par-La Ville Road, Hamilton, Bermuda (ii) submitting a fully executed proxy bearing a later date, or (iii) appearing in person at the Meeting and giving the Secretary notice of his or her intention to vote in person.

CalciTech will bear the entire cost of preparing, assembling, printing and mailing proxy materials furnished by the Board of Directors to shareholders. Copies of proxy materials will be furnished to brokerage houses, fiduciaries and custodians to be forwarded to beneficial owners of the Common Shares. In addition to the solicitation of proxies by use of the mail, some of the officers, directors, employees and agents of CalciTech may, without any additional compensation, solicit proxies by telephone or personal interview, the cost of which CalciTech will also bear. References to dollars in this Proxy Statement, unless otherwise indicated, shall refer to Canadian dollars.

A copy of CalciTech's audited financial statements for the year 28 February, 2002, has been provided to shareholders simultaneously with this Proxy Statement.

This Proxy Statement and proxy were first mailed to shareholders on or about 12 August 2002.

Record Date and Voting Rights

CalciTech is authorised to issue up to 120,000,000 Common Shares, $.001 par value. As of 28 February 2002, 50,081,320 Common Shares were issued and outstanding. Each Common Share shall be entitled to one vote on all matters submitted for shareholder approval. The record date for determination of shareholders entitled to notice of and to vote at the Meeting is 9 August 2002.

The affirmative vote of a majority of the Common Shares present, in person or by proxy and voting at the Meeting is necessary to elect the nominees and to approve proposals *two, three, four and five*.

PROPOSAL ONE

ELECTION OF DIRECTORS

Directors are elected to hold office for a term of one year expiring at the next Annual General Meeting or until their respective successors have been duly elected and qualified. The current directors of CalciTech who are proposed for re-election are Mr. John Smith, Mr. Mark Tompkins, Dr. Howard Browning and Mr. Roger Leopard.

Unless authority is withheld, the enclosed proxy will be voted for the nominees proposed by the Board of Directors. In the event that any of the nominees should unexpectedly decline or be unavailable to act as a director, the enclosed proxy may be voted for a substitute nominee to be designated by the Board of Directors. The Board of Directors has no reason to believe that any nominee will become unavailable and has no present intention to nominate any person in addition to or in lieu of those named below.

The Board of Directors held two (2) meetings during the fiscal year ended February 28, 2002. During the 2002 fiscal year, Messrs. Browning and Smith comprised the Audit Committee, and Messrs. Tompkins and Browning comprised the Compensation Committee.

The primary functions of the Audit Committee are to review the scope and result of the audit performed by CalciTech's independent accountants, CalciTech's internal accounting controls, non-audit services performed by the independent accountants and the cost of accounting services.

The Compensation Committee reviews all compensation proposed for senior management and Board Members.

The composition of these committees will be voted by the Directors following the AGM.

Directors nominated for election.

The following table sets forth the persons nominated by the Board of Directors for election as Directors and certain information with respect to those persons.

NOMINEE	AGE	DIRECTOR SINCE
Dr. Howard Browning	59	1999
John M. Smith	66	1993
Mark Tompkins	61	1996
Roger A. Leopard	60	2001

BACKGROUND OF NOMINEES

John M. Smith MBE was educated in England and received a Bachelor of Arts degree with honours from the University of Hull. Mr. Smith has enjoyed a distinguished career in international banking first with Barclays Bank from 1959 through 1971 in various postings world-wide, and subsequently as Assistant Manager, Barclays Geneva which position he held until 1979. In 1979 Mr. Smith became a partner in a Geneva based fiduciary company. In 1989 he was appointed General Manager and subsequently Managing Director of Rathbone Trust Company S.A., a wholly owned subsidiary of Rathbone Brothers PLC, an established private banking and trust company quoted on the London Stock Exchange. Mr. Smith is currently retired but remains a non- executive director of Rathbone Trust Company S.A. In 1995 Mr. Smith was awarded an MBE for voluntary services to the British Community in Switzerland.

Dr. Howard Browning M.A. D.Phil obtained his M.A. and D.Phil in Organic Chemistry at Oxford University and an IEP at Insead. He spent 27 years from 1969 to 1996 with ICI/Zeneca , initially in research at ICI Plastics in the UK , then subsequently as General Manager of ICI Resins and Petrochemicals , operating both in Europe and the Far East . Later, as General Manager of ICI Bioproducts and Planning he created the Zeneca Lifescience Molecules business. Since 1996, he has been Chairman of the Tullis Russell Group, the paper-making and converting group, in the UK. Dr Browning comes with a wealth of experience of business in the areas CalciTech is embarking on , such as paints , resins, and more recently , the paper industry.

Henry J. M. Tompkins is a private consultant, providing consulting services and arranging debt and equity capital in Europe and the United States for emerging growth companies. In addition to his work with development stage companies, Mr. Tompkins has a strong real-estate background having served as a senior partner in international real estate development firms with operations in the United States, France, Germany, Spain and the Middle East from 1974 through 1993. He has also held positions in the United Kingdom with investment banking firms and with Booz-Allen Hamilton, an international management-consulting firm. Mr. Tompkins has a Masters Degree from Cambridge University and a Masters Degree in Business Administration from INSEAD

Roger A. Leopard, a Chartered Accountant initially with Deloitte until leaving the profession in 1966 to join The Great Universal Stores as Assistant Treasurer. He played a key role in the development of the corporation's financial services division. In 1976 Mr. Leopard was appointed Vice President of Finance of the CIG Group, a computer leasing and related product marketing and service operation with diversified European operations. He was subsequently appointed Chairman of the Board and Chief Executive of CIG's US listed parent company. During this period he specialised in innovative methods of financing a wide range of assets and businesses. In more recent years, Mr. Leopard has been involved in early stage company development and finance. This has involved the arranging of funding for many commercial organisations in North America, Western Europe, Russia and the CIS.

Vote required

The affirmative vote of a majority of the Common Shares present, in person or by proxy and voting at the Meeting is required to elect the nominees.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS VOTING FOR ALL NOMINEES IN THE ELECTION OF DIRECTORS.

INFORMATION REGARDING EXECUTIVE OFFICERS OF CALCITECH.

Executive Officers

The following table sets forth certain information with respect to executive officers of CalciTech.

NAME	POSITIONS WITH CALCITECH	AGE	OFFICE HELD SINCE
Roger A. Leopard	President and C.E.O. (appointed 28th January 2000)	60	2000

Executive officers are elected annually by the Board of Directors. No family relationship exists between any of the officers or directors.

Background of Executive Officers

Roger A. Leopard, (see Nominees for Directors)

Directors' Compensation

Directors who are not employees of CalciTech have not been compensated, other than by stock options, for their service on the Board of Directors. Non-executive directors are paid $ 1,000 as attendance fee per board meeting, in addition to travel expenses. Directors who are also officers of CalciTech do not receive additional compensation for serving as Directors.

Executive Compensation

The following table sets forth the aggregate cash compensation paid for the past two fiscal years by CalciTech for services of Mr. Leopard.

SUMMARY COMPENSATION TABLE

				Long Term Compensation			
	Annual Compensation			Awards		Payouts	
Name and Principal position	Fiscal Year	Cash compense ($)	Other Annual Compensation ($)	Restricted Stock Award(s)	Securities Underlying Options (#)	LTIP Payouts ($)	All Other Compensation ($)
Roger A. Leopard	2002	19,651	Nil	0	0	0	0
C.E.O. & President	2001	NIL	Nil	0	0	0	0

OPTION GRANTS IN LAST FISCAL YEAR
INDIVIDUAL GRANTS

Name	Number of Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year	Exercise Price ($/share)[1]	Market Price on Date of Grant	Expiration date
	NIL				

(1) Represents the ten-day average trading price preceding the date of grant.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

			Number of Unexercised Options at FY-end (#)	Value of Unexercised In-the-Money Options at FY-end ($) (1)
Name	Shares Acquired on Exercise (#)	Value Realised	Exercisable/ Unexercisable	Exercisable/ Unexercisable
Roger A. Leopard	0	0	0	0

(1) Represents the difference between the fair market value of a Common Share and the exercise price of a Common Share times the number of shares subject to the option.

PROPOSAL TWO

APPROVAL OF PRICEWATERHOUSECOOPERS, CHARTERED ACCOUNTANTS, AS CALCITECH'S INDEPENDENT AUDITOR FOR THE YEAR 2003 AND APPROVAL OF THE REMUNERATION TO BE PAID FOR THE AUDIT

Upon the approval of proposal two, PriceWaterhouseCoopers chartered accountants, will serve as CalciTech's independent auditor. The independent auditor audits CalciTech's books and records to determine whether the financial statements are free from material misstatement and report their findings to the Board of Directors. CalciTech has had no disagreements with PriceWaterhouseCoopers, and the Board of Directors recommends that PriceWaterhouseCoopers be appointed as independent auditor for the fiscal year ending February 28, 2003. The remuneration to be paid to PriceWaterhouseCoopers will be negotiated and approved by the Board of Directors.

Vote Required

The affirmative vote of the majority of Common Shares present, in person or by proxy and voting at the Meeting is required to approve proposal two.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE TO APPROVE PRICEWATERHOUSECOOPERS AS CALCITECH'S INDEPENDENT AUDITOR.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

CalciTech Common Shares are traded on the TSX under the symbol CLK, and are traded on the NASD OTC Bulletin Board under the symbol CLKTF and in Frankfurt on the Freiverkehr under the symbol XCH. The following table sets forth the high and low prices per Common Share and volume of Trading on the TSX for the periods set forth below:

	High	Low	Volume
1999 / 2000			
March 1 to May 31	$1.30	$0.75	526,360
June 1 to August 31	$0.85	$0.36	675,290
September 1 to November 30	$0.70	$0.22	1,439,580
December 1 to February 29	$0.45	$0.14	6,881,459
2000/2001			
March 1 to May 31	$0.45	$0.20	4,151,842
June 1 to August 31	$0.50	$0.26	3,801,682
September 1 to November 30	$0.38	$0.18	4,678,280
December 1 to February 28	$0.38	$0.20	9,387,563
2002/2001			
March 1 to May 31	$0.38	$0.21	3,532,902
June 1 to August 31	$0.48	$0.24	3,360,474
September 1 to November 30	$0.45	$0.32	2,431,464
December 1 to February 28	$0.65	$0.37	3,513,115

As of 28 February 2002, there were approximately 1,982 holders of record of CalciTech Common shares.

CalciTech has not paid any dividends on its Common Shares to date.

PROPOSAL THREE

APPROVAL OF THE ACCOUNTS FOR THE FISCAL YEAR ENDED 28th FEBRUARY 2002

The accounts for the fiscal year ended February 28, 2002 have been audited by PriceWaterhouseCoopers who have provided their audit certificate.

The Directors have approved the Consolidated Report and Financial Statements for the year ended February 28, 2002 by Board Resolution dated 12 August 2002 and RECOMMENDS A VOTE TO APPROVE THE ABOVE MENTIONED ACCOUNTS.

Simultaneously with the Proxy Statement, each Stockholder has been provided a copy of CalciTech's Audited Financial Statements for the year ended February 28, 2002, including the report of its independent auditor. Shareholders may obtain additional copies by written request addressed to CalciTech Ltd., Par-La-Ville Place, 14 Par-La Ville Road, Hamilton, Bermuda, PO Box HM 2257, Hamilton, HM JX, Bermuda, Attention Corporate Secretary - Georgina Sousa.

OTHER MATTERS

Other Matters

The Board of Directors of CalciTech knows of no other matters that may or are likely to be presented to the Meeting. However, if additional matters are presented at the Meeting, the persons named in the enclosed proxy will vote such proxy in accordance with their best judgement on such matters pursuant to the discretionary authority granted to them by the terms and conditions of the proxy.

CalciTech Ltd

By Order of the Board of Directors

Roger A. Leopard
President & C.E.O.

Hamilton, Bermuda

SUPPLEMENTAL RETURN CARD
(REQUEST FOR INTERIM FINANCIAL STATEMENTS)

TO: REGISTERED AND NON-REGISTERED SHAREHOLDERS OF CALCITECH LTD. (the "Company")

National Policy 41/ Shareholder Communication provides shareholders with the opportunity to **elect annually** to have their name added to an issuer's SUPPLEMENTAL MAILING LIST in order to receive quarterly financial statements of the Company. If you wish to receive such statements, please complete, sign and return this form to:

CalciTech Ltd.
c/o CalciTech Group Services Sarl
13, chemin du Levant, BP 31
01211 Ferney Voltaire
France

Please provide details of your full name and address in capital letters as requested below

Name: ____

Address: ____

____

____

I hereby certify that I am a shareholder of **CALCITECH LTD**.

Signature: ____

Date: ____

COMMON SHARES

PROXY
CALCITECH LTD.
Annual Meeting of Stockholders
To Be Held On 14 June 2001
This proxy is solicited on behalf of the Board of Directors

Revoking any such prior appointment, the undersigned, a shareholder of CalciTech Ltd. ("CalciTech"), hereby appoints Roger A. Leopard and John M. Smith, or in place of the foregoing, ______________________________ (Please Print Name) and each of them attorneys and agents of the undersigned, with full power of substitution, to vote all shares of the Common Shares of the undersigned in CalciTech at the Annual General Meeting of Shareholders of CalciTech to be held at the office of Consolidated Services Limited, 3rd Floor, Par la Ville Place, 14 Par la Ville Road, Hamilton, Bermuda, **13 September 2002** at 10:00 a.m. local time and at any adjournments thereof, as fully and effectually as the undersigned could do if personally present and voting, hereby approving, ratifying and confirming all that said attorneys and agents or their substitutes may lawfully do in place of the undersigned as indicated below. In their discretion, the Proxies are also authorised to vote upon such other matters as may properly come before the meeting.

This proxy when properly executed will be voted as directed. If no direction is indicated for a proposal, this proxy will be voted FOR Proposals 1, 2, 3 and 4.

1. Election of Directors

FOR all nominees listed below ______
(Except as marked to the contrary below)

WITHOUT AUTHORITY ______
(To vote for all Nominees below)

(INSTRUCTIONS: To withhold authority to vote for any individual nominee, strike a line through the nominee's name in the list below.)

Dr. Howard Browning   John Smith   Mark Tompkins   Roger A. Leopard

2. Proposal to approve PriceWaterhouseCoopers Chartered Accountants, as CalciTech's independent accountants and to approve the authority of the Board of Directors to approve the remuneration to be paid for the audit.
☐ FOR   ☐ AGAINST   ☐ ABSTAIN

3. Approval of Consolidated Report and Financial Statements for the year ended 28 February, 2002.
☐ FOR   ☐ AGAINST   ☐ ABSTAIN

4. Upon any other matters which may properly come before the meeting or any adjournments thereof.
☐ FOR   ☐ AGAINST   ☐ ABSTAIN

Please sign exactly as name appears below.

Dated ____________________, 2002   ____________________________________
Signature

Number of Shares ______________   ____________________________________
Signature if held jointly

When shares are held by joint tenants both should sign. When signing as an attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorised officer. If a partnership, please sign in partnership name by authorised person.

Please mark, sign, date and return the proxy card promptly.